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July 27, 2016

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Erie Indemnity Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 000-24000

Dear Mr. Rosenberg:

On behalf of Erie Indemnity Company (“Indemnity” or the “Company”) this letter is being submitted as an addendum to our submission dated June 7, 2016 in response to my telephone conversations with you and Rolf Sundwall.

We appreciate your comment and are always looking to improve the financial disclosure that we make as part of our public filings.

Related to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by letter dated May 24, 2016 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, we have enhanced our disclosures related to this comment and have provided the revision we intend to include in future filings as Exhibit A.

We are confirming that, in accordance with paragraph 3 of the Subscriber’s Agreement, the Exchange reimburses Indemnity on an actual cost basis any amounts incurred by Indemnity when acting as the attorney-in-fact for claims handling services, other loss adjustment expenses and certain other common overhead and service department functions.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Sincerely,

Erie Indemnity Company

By: Gregory J. Gutting
Interim Executive Vice President and Chief Financial Officer

cc:	Terrence W. Cavanaugh, President and Chief Executive Officer
Timothy G. NeCastro, President and Chief Executive Officer Designate
Sean J. McLaughlin, Executive Vice President and General Counsel
Rolf Sundwall, Securities and Exchange Commission

Exhibit A

Note 1.  Nature of Operations

Erie Indemnity Company ("Indemnity", "we", "us", "our") is a publicly held Pennsylvania business corporation that has since its incorporation in 1925 served as the attorney-in-fact for the subscribers (policyholders) at the Erie Insurance Exchange ("Exchange").  The Exchange, which also commenced business in 1925, is a Pennsylvania-domiciled reciprocal insurer that writes property and casualty insurance. We function solely as the management company and all insurance operations are performed by the Exchange.

Our primary function, as attorney-in-fact, is to perform certain services for the Exchange relating to the sales, underwriting, and issuance of policies on behalf of the Exchange.  This is done in accordance with a subscriber’s agreement (a limited power of attorney) executed individually by each subscriber (policyholder), which appoints us as their common attorney-in-fact to transact certain business on their behalf and to manage the affairs of the Exchange.  Pursuant to the subscriber’s agreement and for its services as attorney-in-fact, we earn a management fee calculated as a percentage of the direct and assumed premiums written by the Exchange.

The services we provide to the Exchange are related to the sales, underwriting and issuance of policies. The sales related services we provide include agent compensation and certain sales and advertising support services. Agent compensation includes scheduled commissions to agents based upon premiums written as well as additional commissions and bonuses to agents, which are earned by achieving targeted measures. The underwriting services we provide include underwriting and policy processing. The remaining services we provide include customer service and administrative support. We also provide information technology services that support all the functions listed above.

By virtue of its legal structure as a reciprocal insurer, the Exchange does not have the ability to enter into contractual relationships and therefore Indemnity serves as the attorney-in-fact on behalf of the Exchange for all claims handling services and certain other common overhead and service department functions in accordance with the subscriber’s agreement. The amounts Indemnity incurs on behalf of the Exchange in this capacity are reimbursed to Indemnity from the Exchange at cost. See Note 11, "Related Party" contained within this report.

Our results of operations are tied to the growth and financial condition of the Exchange. If any events occurred that impaired the Exchange’s ability to grow or sustain its financial condition, including but not limited to reduced financial strength ratings, disruption in the independent agency relationships, significant catastrophe losses, or products not meeting customer demands, the Exchange could find it more difficult to retain its existing business and attract new business. A decline in the business of the Exchange almost certainly would have as a consequence a decline in the total premiums paid and a correspondingly adverse effect on the amount of the management fees we receive. We also have an exposure to a concentration of credit risk related to the unsecured receivables due from the Exchange for its management fee. See Note 12, "Concentrations of Credit Risk" contained within this report.

Note 11. Related Party

Amounts incurred on behalf of the Exchange and EFL
As discussed in Note 1, "Nature of Operations", all claims handling services for the Exchange are performed by our employees who are entirely dedicated to claims related activities. All costs associated with these employees, including postretirement benefits, are reimbursed to us from the Exchange’s revenues in accordance with the subscriber’s agreement. Also, we are reimbursed by EFL from its revenues for all costs, including postretirement benefits, associated with employees who perform life insurance related operating activities for EFL in accordance with its service agreement with us. See also Note 7, "Postretirement Benefits" for a discussion of intercompany expense allocations under the postretirement benefit plans. In addition, common overhead expenses and certain service department costs incurred by us on behalf of the Exchange and EFL are reimbursed by the proper entity based upon appropriate utilization statistics (employee count, square footage, vehicle count, project hours, etc.) specifically measured to accomplish proportional allocations, which we believe are reasonable.

All reimbursements are made on an actual cost basis and do not include a profit component. We record these reimbursements as receivables from the Exchange and EFL with a corresponding reduction to our expenses. Reimbursements are settled on a monthly basis. The amounts incurred on behalf of the Exchange and EFL were as follows:

(in thousands)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Erie Insurance Exchange	$115,868	$104,530	$226,263	$207,046
Erie Family Life Insurance	9,944	10,205	19,504	18,756
Total cash settlements	$125,812	$114,735	$245,767	$225,802

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